UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75626X103

(CUSIP Number)

Brian Fleischmann

Hexagon, Inc.

730 17th Street, Suite 800

Denver, CO 80202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75626X103		Page 2 of 6 Pages

1	Names of reporting persons Hexagon, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,250,000 (1)
	8	Shared voting power 0
	9	Sole dispositive power 2,250,000 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,250,000 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 11.5% (2)
14	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC and (ii) 1,000,000 shares underlying warrants held by Hexagon.
(2)	Based upon 19,498,601 shares of Common Stock outstanding, which equals 18,498,601 shares of Common Stock outstanding as of April 9, 2013 according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, plus 1,000,000 shares of Common Stock issuable pursuant to immediately exercisable warrants held by Hexagon.

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CUSIP No. 75626X103		Page 3 of 6 Pages

1	Names of reporting persons Scott J. Reiman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,675,000 (1)
	8	Shared voting power 0
	9	Sole dispositive power 2,675,000 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,675,000 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.7% (2)
14	Type of reporting person (see instructions) IN

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J. Reiman, (iv) 245,992 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman. Mr. Reiman is President of Hexagon.
(2)	Based upon 19,498,601 shares of Common Stock outstanding, which equals 18,498,601 shares of Common Stock outstanding as of April 9, 2013 according to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, plus 1,000,000 shares of Common Stock issuable pursuant to immediately exercisable warrants held by Hexagon.

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CUSIP No. 75626X103		Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D filed on April 14, 2010, as amended by Amendment No. 1 filed on April 26, 2010 and Amendment No. 2 filed on December 13, 2012 (as so amended, the “Schedule 13D”) , with respect to the common stock, $0.0001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Recovery Energy, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 15, 2013, Hexagon and the Issuer entered into Fourth Amendments to each of the three Credit Agreements, as amended to date, between Hexagon and the Issuer, which Fourth Amendments are effective as of March 1, 2013. The Fourth Amendments extend the maturity date of the loans from December 31, 2013 to May 16, 2014. Additionally, under the Fourth Amendments Hexagon has agreed to (i) reduce the interest rate on the loans from 15% to 10% commencing March 1, 2013; (ii) permit the Issuer to make interest-only payments for March, April, May, and June 2013, after which time the minimum loan payment will be $0.23 million or $0.19 million, depending on the Issuer’s ability to consummate the sale of certain of its assets by July 1, 2013; and (iii) forbear from exercising its rights under the Credit Agreements for any breach that may have occurred prior to the Fourth Amendments.

In consideration for the extended maturity date and the reduced interest rate and minimum loan payment, the Issuer will be required to provide Hexagon an additional security interest in 15,000 acres (or 30,000 acres in aggregate) of undeveloped acreage. In addition, the Issuer has agreed to use its reasonable best efforts to pursue certain transactions to improve its financial condition, including the aforementioned sale of certain of the Issuer’s assets, an equity offering or similar capital-raising transaction, one or more joint venture development agreements, and an engineering study of certain of the Issuer’s producing properties to ascertain possible operations to enhance production from those properties.

Other than as described above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the transactions described in Item 4 of this Amendment, Hexagon and the Issuer entered into (i) a Fourth Amendment dated effective as of March 1, 2013, to the Credit Agreement dated as of January 29, 2010, as amended (First Credit Agreement); (ii) a Fourth Amendment dated effective as of March 1, 2013, to the Credit Agreement dated as of March 25, 2010, as amended (Second Credit Agreement); and (iii) a Fourth Amendment dated effective as of March 1, 2013, to the Credit Agreement dated as of April 14, 2010, as amended (Third Credit Agreement).

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CUSIP No. 75626X103		Page 5 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 9.	Fourth Amendment, dated effective March 1, 2013, between Hexagon, LLC and Recovery Energy, Inc. to the Credit Agreement dated as of January 29, 2010, as amended (First Credit Agreement) (incorporated herein by reference to Exhibit 10.57 to the Issuer’s Annual Report on Form 10-K filed on April 17, 2013).

Exhibit 10.	Fourth Amendment, dated effective March 1, 2013, between Hexagon, LLC and Recovery Energy, Inc. to the Credit Agreement dated as of March 25, 2010, as amended (Second Credit Agreement) (incorporated herein by reference to Exhibit 10.58 to the Issuer’s Annual Report on Form 10-K filed on April 17, 2013).

Exhibit 11.	Fourth Amendment, dated effective March 1, 2013, between Hexagon, LLC and Recovery Energy, Inc. to the Credit Agreement dated as of April 14, 2010, as amended (incorporated herein by reference to Exhibit 10.59 to the Issuer’s Annual Report on Form 10-K filed on April 17, 2013).

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CUSIP No. 75626X103		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2013
HEXAGON, LLC

By: Hexagon, Inc., its Manager

	By:	/s/ Brian Fleischmann
	Name:	Brian Fleischmann
	Title:	Executive Vice President

SCOTT J. REIMAN

/s/ Scott J. Reiman
Name: Scott J. Reiman